The 43rd Ordinary General Meeting of Shareholders

1. Approval of Balance Sheet (Statements of Financial Position), Statements of Income, and Statements of Appropriation of Retained Earnings for the 43rd Fiscal Year (January 1, 2010 ~ December 31, 2010)

• Total Assets (KRW): 48,190,245million

• Total Liabilities (KRW): 13,108,055million

• Paid-in Capital (KRW): 482,403million

• Total Shareholders’ Equity (KRW): 35,082,190million

• Sales (KRW): 32,582,036million

• Operating Profit (KRW): 5,047,046million

• Net Profit (KRW): 4,202,791million

• Net Profit per Share (KRW): 54,558

m Approval of Dividend Distribution

Details	2010
1) Annual Dividend per Share(KRW)	10,000

- Year-End Dividend(KRW)	7,500

- Interim Dividend(KRW)	2,500

2) Dividend Yield Ratio(%) ( = Annual Dividend per Share /Market Price)	2.0

2. Partial Amendments to the Articles of Incorporation

3. Election of Directors

m Election of Outside Directors

			Transactions with	Relationships with
		Major	POSCO over the last	largest
Name	Date of Birth	Experience	three years	shareholders	Term
Recommended By
Vice Chairman & CEO, LG
Electronics (Present)
President of Strategic Business
Initiatives, LG Corporation
Nam,		Co., Ltd.
Yong	Mar. 16, 1948	President & CEO, LG Telecom, Ltd	None	None	2 years
Director Candidate
Recommendation
Committee
Chairman & CEO, Humax Co., Ltd
(Present)
Byun, Dae-Gyu	Mar. 8, 1960	Member of National Science & Technology Council Full member of the Nat’l Academy of Engineering of Korea	None	None	2 years

Director Candidate Recommendation Committee

Park, Sang-Kil	Nov. 10, 1953	Lawyer, Kim & Chang (Present) Prosecuter General, Daejeon High Prosecutor’s Office Prosecuter General, Busan High Prosecutor’s Office	None	None	2 years

Director Candidate Recommendation Committee

m Election of Audit Committee Members

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended By

Kim, Byung-Ki	Jun. 26, 1950
Visiting Professor,
Technology Management
Economics and Policy
Graduate Program, Seoul
Nat’l University (Present)
President, Samsung Economic
Research Institute
Deputy Minister, Planning
and Management Office,
Ministry of Finance and
Economy
			None	None	1 year

Director Candidate Recommendation Committee

Park, Sang-Kil	Nov. 10, 1953	Lawyer, Kim & Chang (Present) Prosecuter General, Daejeon High Prosecutor’s Office Prosecuter General, Busan High Prosecutor’s Office	None	None	2 years

Director Candidate Recommendation Committee

m Election of Inside Director

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended By

Choi, Jong-Tae	Sep. 20, 1949	President and Representative Director, POSCO (Present) Senior Executive Vice President, POSCO Executive Vice President, POSCO	None	None	1 year

Board of Directors

4. Approval of Limits of Total Remuneration for Directors

m The Limit (to be approved) of the Total Remuneration in the 44th fiscal year: KRW 7.0 billion

m The Limit (approved) of the Total Remuneration in the 43rd fiscal year: KRW 7.0 billion